Exhibit 99.1

WalkMe Ltd. Announces Second Quarter 2023 Financial Results

●	Achieved record positive Free Cash Flow of $5.2M and 8% FCF margin- two quarters ahead of plan.
●	Improved Non-GAAP operating margin to (3.5%) from (27.8%) last year and GAAP operating margin of (23.9%) compared to (52.1%) last year.
●	Non-GAAP Net Loss Per Share of ($0.00) and GAAP Net Loss Per Share of ($0.15).
●	WalkMe Discovery and UII Data AI solutions grew its employee coverage 100% quarter over quarter.

SAN FRANCISCO, August 10, 2023 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its second quarter ended June 30, 2023.

Management Commentary

“We are seeing positive trends all across the business, our path to profitability is clearer and closer than ever. With over $300M cash in the bank, strong unit economics, improved internal execution and advancements in AI and product innovation - WalkMe is well positioned to increase market share and make the right investments as we shift our focus towards profitable growth,” said Dan Adika, CEO of WalkMe.

"We are very pleased with the financial achievements, reaching cash flow positive two quarters ahead of plan and improving our operating margin for six consecutive quarters," said Hagit Ynon, CFO of WalkMe. “Walkme is well capitalized and we will continue to invest in our growth and explore strategic investment opportunities”.

Second Quarter 2023 Financial Highlights:

●	Revenue: Total revenue was $66.2 million, an increase of 10% year-over-year. Subscription revenue was $61.4 million, an increase of 13% year-over-year.
●	Gross Margin: GAAP Gross margin was 82% compared to 76% in the second quarter of 2022 and Non-GAAP was 84% compared to 78% in the second quarter of 2022.
●	GAAP Operating Loss: was $15.8 million, or 24% of total revenue, compared to $31.2 million, or 52% in the second quarter of 2022.
●	Non-GAAP Operating Loss: was $2.3 million or 4% of total revenue, compared to $16.7 million, or 28% in the second quarter of 2022.
●	Operating Cash Flow: Net cash provided by operating activity was $6.2 million, or 9% of total revenue, compared to $10.0 million used in operating activity or 17% in the second quarter of 2022.
●	Free Cash Flow: was a positive $5.2 million or 8% of total revenue, compared to negative $12.2 million, or 20% in the second quarter of 2022.
●	Cash, Cash Equivalents, Short-term Deposits and Marketable Securities: were $304.6 million as of June 30, 2023.

Second Quarter and Recent Business Highlights:

●	A successful launch of WalkMe Discovery, Data AI solutions grew 100% quarter over quarter on the number of employees covered.
●	Launched new pricing and packaging to accelerate land motion and deepen the expansion path to DAP.
●	Expanded Global partner ecosystem by adding Deloitte India and Deloitte New Zealand.
●	Added three net new Enterprise-Wide DAP customers during the quarter for a total of 183, representing DAP customer count growth of 29% year-over-year.
●	Customers with over $1 million in ARR grew 23% year-over-year to 38. Customers with over $100,000 in ARR grew 8% year-over-year to 527 customers.
●	WalkMe announces ‘Realize’ annual customer and partner event on October 25th 2023.
●	WalkMe introduces ‘Shadow AI’ as part of WalkMe Discovery to unlock observability and compliance into AI tools consumed in the Enterprise.

Financial Outlook:

For the third quarter of 2023, the Company currently expects:

●	Revenue of $66 to $68 million, representing a growth rate of 4% to 7% year-over-year
●	Non-GAAP Operating Loss of $3 to $2 million

For the full year 2023, the Company currently expects:

●	Revenue of $266 to $270 million, representing a growth rate of 9% to 10% year-over-year
●	Non-GAAP Operating Loss of $16 to $14 million

The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures and Key Performance Indicators discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on August 10, 2023. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation, amortization of acquired intangibles and restructuring costs. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation, amortization and impairment of acquired intangible assets and restructuring costs. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangibles, restructuring costs and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on the periodic weighted average of ordinary shares outstanding.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial results, including revenue and non-GAAP operating loss guidance, and expectations regarding the company’s operations and future profitability are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 14, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:
Christina Knittel
press@walkme.com

Investor Contact:
John Streppa
investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenues
Subscription	$61,395	$54,200	$122,024	$105,589
Professional services	4,763	5,742	10,026	11,201
Total revenues	66,158	59,942	132,050	116,790

Cost of revenues
Subscription(1)(2)(3)	6,458	6,696	12,847	13,571
Professional services(1)(3)	5,397	7,394	11,200	14,287
Total cost of revenues	11,855	14,090	24,047	27,858

Gross profit	54,303	45,852	108,003	88,932

Operating expenses
Research and development(1)(3)	14,212	16,120	28,484	31,595
Sales and marketing(1)(3)	39,459	43,113	83,917	85,192
General and administrative(1)(2)(3)	16,474	17,850	37,221	33,018
Total operating expenses	70,145	77,083	149,622	149,805
Operating loss	(15,842)	(31,231)	(41,619)	(60,873)
Financial income, net	3,246	551	6,489	1,127
Loss before income taxes	(12,596)	(30,680)	(35,130)	(59,746)
Income taxes	(1,385)	(479)	(2,497)	(1,158)
Net loss	(13,981)	(31,159)	(37,627)	(60,904)
Net loss attributable to non-controlling interest	(124)	(91)	(147)	(349)
Adjustment attributable to non-controlling interest	(253)	(3,174)	2,247	(9,632)
Net loss attributable to WalkMe Ltd.	$(13,604)	$(27,894)	$(39,727)	$(50,923)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.15)	$(0.33)	$(0.45)	$(0.60)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	88,604,385	84,727,799	87,949,871	84,348,046

(1) Includes share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cost of subscription revenues	$313	$279	$599	$539
Cost of professional services	436	681	973	1,272
Research and development	2,549	2,074	4,918	3,640
Sales and marketing	3,944	4,645	8,555	8,457
General and administrative	4,731	5,739	13,825	10,386
Total share-based compensation expense	$11,973	$13,418	$28,870	$24,294

(2) Includes amortization and impairment of acquired intangibles as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cost of revenues	$68	$176	$136	$352
General and administrative	-	979	-	979
Total amortization and impairment	$68	$1,155	$136	$1,331

(3) Includes restructuring expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cost of subscription revenues	$40	$-	$40	$-
Cost of professional services	223	-	223	-
Research and development	86	-	86	-
Sales and marketing	964	-	964	-
General and administrative	160	-	160	-
Total restructuring expense	$1,473	$-	$1,473	$-

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	June 30,	December 31,
	2023	2022
Assets

Current assets:

Cash and cash equivalents	$169,953	$94,105
Short-term deposits	51,820	125,231
Short-term marketable securities	28,906	42,187
Trade receivables, net	43,892	45,024
Deferred contract acquisition costs	26,476	26,287
Prepaid expenses and other current assets	8,670	6,243
Total current assets	329,717	339,077

Non-current assets:

Long-term marketable securities	53,933	43,334
Deferred contract acquisition costs	34,212	40,110
Other assets	523	584
Property and equipment, net	12,573	13,268
Operating lease right-of-use assets	14,737	7,003
Goodwill and Intangible assets, net	1,695	1,830
Total non-current assets	117,673	106,129

Total assets	$447,390	$445,206

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$3,614	$5,957
Accrued expenses and other current liabilities	46,258	53,414
Deferred revenues	116,131	108,097
Total current liabilities	166,003	167,468

Long-term liabilities:

Deferred revenues	2,147	1,613
Other long-term liabilities	12,846	10,038
Operating lease liabilities	9,541	3,833
Total long-term liabilities	24,534	15,484
Total liabilities	190,537	182,952

Redeemable non-controlling interest	10,142	8,080
Shareholders’ equity:
Share capital and additional paid-in capital	719,391	688,636
Other comprehensive loss	(2,555)	(1,817)
Accumulated deficit	(470,125)	(432,645)
Total shareholders’ equity	246,711	254,174

Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$447,390	$445,206

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	$(13,981)	$(31,159)	$(37,627)	$(60,904)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	11,973	13,418	28,870	24,294
Depreciation, amortization and impairment	1,468	2,477	2,823	3,973
Operating lease right-of-use assets and liabilities, net	(497)	-	(900)	-
Finance income	271	52	(3)	(34)
Amortization of premium and accretion of discount on marketable securities, net	(482)	-	(1,010)	-
Decrease (increase) in trade receivables, net	4,852	6,543	1,132	(3,194)
Decrease (increase) in prepaid expenses and other current and non-current assets	(56)	3,257	(2,174)	(141)
Decrease (increase) in deferred contract acquisition costs	2,323	(2,621)	5,709	(3,175)
Decrease in trade payables	(1,649)	(1,080)	(2,343)	(2,064)
Increase (decrease) in accrued expenses and other current liabilities	153	1,147	(7,789)	(7,954)
Increase (decrease) in deferred revenues	611	(2,495)	9,167	19,798
Increase in other long-term liabilities	1,248	436	2,847	1,089
Net cash provided by (used in) operating activities	6,234	(10,025)	(1,298)	(28,312)

Cash flows from investing activities:

Purchase of property and equipment	(149)	(1,388)	(329)	(2,038)
Investment in short-term deposits	-	(16,500)	-	(43,500)
Proceeds from short-term deposits	36,500	42,000	73,500	57,257
Investment in marketable securities	(13,452)	-	(23,809)	-
Proceeds from maturity of marketable securities	16,123	-	26,583	-
Proceeds from restricted deposits	-	295	-	295
Capitalization of software development costs	(911)	(813)	(1,478)	(2,185)
Net cash provided by investing activities	38,111	23,594	74,467	9,829

Cash flows from financing activities:

Proceeds from exercise of options	479	1,106	1,021	1,798
Proceeds from employees share purchase plan	1,107	2,451	2,301	6,734
Net cash provided by financing activities	1,586	3,557	3,322	8,532
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(775)	(520)	(966)	(826)
Increase (decrease) in cash, cash equivalents and restricted cash	45,156	16,606	75,525	(10,777)
Cash, cash equivalents and restricted cash - Beginning of period	124,797	249,868	94,428	277,251
Cash, cash equivalents and restricted cash - End of period	$169,953	$266,474	$169,953	$266,474

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Reconciliation of gross profit and gross margin
GAAP gross profit	$54,303	$45,852	$108,003	$88,932
Plus: Share-based compensation expense	749	960	1,572	1,811
Plus: Amortization of acquired intangibles	68	176	136	352
Plus: Restructuring expense	263	-	263	-
Non-GAAP gross profit	$55,383	$46,988	$109,974	$91,095
GAAP gross margin	82%	76%	82%	76%
Non-GAAP gross margin	84%	78%	83%	78%

Reconciliation of operating expenses
GAAP research and development	$14,212	$16,120	$28,484	$31,595
Less: Share-based compensation expenses	(2,549)	(2,074)	(4,918)	(3,640)
Less: Restructuring expense	(86)	-	(86)	-
Non-GAAP research and development	$11,577	$14,046	$23,480	$27,955

GAAP sales and marketing	$39,459	$43,113	$83,917	$85,192
Less: Share-based compensation expenses	(3,944)	(4,645)	(8,555)	(8,457)
Less: Restructuring expense	(964)	-	(964)	-
Non-GAAP sales and marketing	$34,551	$38,468	$74,398	$76,735

GAAP general and administrative	$16,474	$17,850	$37,221	$33,018
Less: Share-based compensation expenses	(4,731)	(5,739)	(13,825)	(10,386)
Less: impairment of acquired intangibles	-	(979)	-	(979)
Less: Restructuring expense	(160)	-	(160)	-
Non-GAAP general and administrative	$11,583	$11,132	$23,236	$21,653

Reconciliation of operating loss and operating margin
GAAP operating loss	$(15,842)	$(31,231)	$(41,619)	$(60,873)
Plus: Share-based compensation expense	11,973	13,418	28,870	24,294
Plus: Amortization and impairment of acquired intangibles	68	1,155	136	1,331
Plus: Restructuring expense	1,473	-	1,473	-
Non-GAAP operating loss	$(2,328)	$(16,658)	$(11,140)	$(35,248)
GAAP operating margin	(24)%	(52)%	(32)%	(52)%
Non-GAAP operating margin	(4)%	(28)%	(8)%	(30)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(13,604)	$(27,894)	$(39,727)	$(50,923)
Plus: Share-based compensation expense	11,973	13,418	28,870	24,294
Plus: Amortization and impairment of acquired intangibles	68	1,155	136	1,331
Plus: Restructuring expense	1,473	-	1,473	-
Plus: Adjustment attributable to non-controlling interest	(253)	(3,174)	2,247	(9,632)
Non-GAAP net loss attributable to WalkMe Ltd.	$(343)	$(16,495)	$(7,001)	$(34,930)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.00)	$(0.19)	$(0.08)	$(0.41)
Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	88,604,385	84,727,799	87,949,871	84,348,046
Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	88,604,385	84,727,799	87,949,871	84,348,046

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Net cash provided by (used in) operating activities	$6,234	$(10,025)	$(1,298)	$(28,312)
Less: Purchases of property and equipment	(149)	(1,388)	(329)	(2,038)
Less: Capitalized software development costs	(911)	(813)	(1,478)	(2,185)

Free Cash Flow	$5,174	$(12,226)	$(3,105)	$(32,535)